UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2025

Steven N. Bronson
Chief Executive Officer
RIDGEFIELD ACQUISITION CORP.
732 S 6th St., Suite R
Las Vegas, NV 89101

Re: RIDGEFIELD ACQUISITION CORP.
Preliminary Information Statement on Schedule 14C
Filed September 17, 2025
File No. 000-16335

Dear Steven N. Bronson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction